333-10364

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
_____________________________

MAGYAR TELEKOM TÁVKÖZLÉSI NYILVÁNOSAN MŰKÖDŐ RÉSZVÉNYTÁRSASÁG
(Exact name of issuer of deposited securities as specified in its charter)

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC
LIMITED COMPANY
(Translation of issuer's name into English)
_____________________________

The Republic of Hungary
(Jurisdiction of Incorporation or organization of Issuer)
_____________________________

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number of depositary's principal offices)
_____________________________

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9338
(Address, including zip code, and telephone number of agent for service)
_____________________________

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box.☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares  evidenced by American Depositary Receipts, each American Depositary Share representing 5 registered shares, nominal value HUF 100 each of Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság
	N/A	N/A	N/A	N/A

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-7728.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.

2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit

	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)

	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (5) and (7); Reverse, paragraph (10)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (3) and (8); Reverse, paragraph (12)

	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (10)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and (13)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (14)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

2(b)
Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission
Face, paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)   Form of Amended and Restated Deposit Agreement dated as of June 2, 1999 among Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement").  Previously filed.

(a)(2)   Form of Amendment No. 1 to Deposit Agreement. Previously filed.

(a)(3)   Form of Amendment No. 2 to Deposit Agreement, including the form of ADR, is filed herewith as Exhibit (a)(3).

(b)       Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)        Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)        Opinion of counsel to the Depositary as to the legality of the securities to be registered.  Previously filed.

(e)         Certification under Rule 466. – Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

    (a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

    (b)  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 7, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Budapest, Hungary, on February 7, 2011.

Magyar Telekom PLC. (Registrant)

By:	/s/ Christopher Mattheisen
Name:	Christopher Mattheisen
Title:	Chief Executive Officer

By:	/s/ Thilo Kusch
Name:	Thilo Kusch
Title:	Chief Financial Officer

Know all persons by these presents that each officer or director whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on February 7, 2011.

Name	Title

/s/ Christopher Mattheisen	Chairman and Chief Executive Officer
Christopher Mattheisen

Director
Dr. István Földesi

/s/ Dr. Mihály Gálik	Director
Dr. Mihály Gálik

/s/ Dr. Ferri Abolhassan	Director
Dr. Ferri Abolhassan

/s/ Dietmar Frings	Director
Dietmar Frings

/s/ Thilo Kusch	Director and Chief Financial Officer
Thilo Kusch

/s/ Guido Kerkhoff	Director
Guido Kerkhoff

/s/ Frank Odzuck	Director
Frank Odzuck

/s/ Dr. Ralph Rentschler	Director
Dr. Ralph Rentschler

/s/ Dr. Klaus Nitschke	Director
Dr. Klaus Nitschke

Director
Dr. Steffen Roehn

/s/ Gregory Lavelle	Authorized Representative in the United States
Gregory Lavelle

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to Deposit Agreement.

(e)	Rule 466 Certification